AUTHENTIDATE HOLDING CORP.

Connell Corporate Center

300 Connell Drive, 5th Floor

Berkeley Heights, New Jersey 07922

908.787.1700 Phone

908.673.9920 Fax

www.authentidate.com

May 19, 2009

Filed via EDGAR

Mr. Craig Wilson Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 4561 Washington, D.C. 20549	Mr. David Edgar Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 4561 Washington, D.C. 20549

Re:	Authentidate Holding Corp.
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008
File No. 000-20190

Dear Messrs. Wilson and Edgar:

Reference is made to the letter of the staff of the Securities and Exchange Commission (the “Commission”) dated April 2, 2009 concerning certain comments to the above-referenced filings of Authentidate Holding Corp. (the “Company”) and the Company’s response to the Commission dated April 24, 2009. In connection with such correspondence, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Securities & Exchange Commission

May 19, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Thank you for your assistance in this matter. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours, Authentidate Holding Corp.

By:	/s/ O’Connell Benjamin
O’Connell Benjamin President
cc:	W. Marshall
M. Goldstein